UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 3, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Myogen, Inc.

File No. 333-108301 - CF# 24069

Gilead Sciences, Inc. (successor to Myogen, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information Myogen, Inc. excluded from the Exhibits to a Form S-1 filed on August 28, 2003.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.17	through August 31, 2012
Exhibit 10.18	through August 31, 2012
Exhibit 10.23	through August 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel